Exhibit 2

December 10, 2015

Capital Senior Living Corporation
14160 Dallas Parkway Suite, 300
Dallas, Texas 75254

Attention: Board of Directors

Ladies and Gentlemen:

Lucus Advisors LLC (“Lucus”), through its affiliated funds and managed accounts, currently owns approximately 5.6% of Capital Senior Living Corporation (“CSU” or the “Company”).  Lucus believes that CSU is deeply undervalued, and that there are opportunities readily within the control of the Board of Directors (the “Board”) to create significant value for shareholders.

By way of background, Lucus was founded in 2012 and its most well-known offering, Red Alder Master Fund, LP (“Red Alder”), invests in undervalued and underperforming public companies with high potential.  Our approach to such investments is to actively engage with management teams and boards of directors in a constructive manner to identify and execute on opportunities to unlock value for the benefit of all shareholders. Our principals and investment team have experience enhancing value at portfolio companies through a combination of strategic refocusing, improved operational execution, more efficient capital allocation, and stronger management focus. Most recently, Red Alder was involved with Ann Inc. (“ANN”), a company more than triple the size of CSU, which was sold to a logical buyer for a hefty premium. We believe all shareholders benefitted from our involvement with ANN.

As you know, we have had discussions with Company management for longer than a year; we started these conversations in an attempt to understand (and to help rectify) why the stock traded at a deep discount to its intrinsic value.  We toured the Company’s facilities across the country, met with the team in Dallas, and visited several facilities owned by the Company’s competitors.  Throughout this period, we have been circumspect of publicly pushing for a sale of the Company, as we believed that we could work constructively with management and the Board to entertain organic solutions to correct this discount. We have concluded, however, that the time has come for the Company to explore strategic initiatives and that ongoing private discussions will not bring about the necessary change.

We filed a Schedule 13D with the SEC on October 9, 2015, revealing publicly a 5.6% ownership stake in the Company at that time. We believe our sponsorship of the Company has galvanized market participants to become more eager about the possibility of value creation. Unfortunately, the Company’s inability to invigorate its stock price has increased our conviction in the idea that alternatives to the status quo ought to be examined. For example, the Company has delivered an approximately 5.0% annualized return to shareholders since January 1, 2013.

During the same period, the S&P 500 index has handily outperformed CSU by almost twofold with an approximately 9.1% annualized return. During a bull market for US stocks, and with particularly favorable interest rate conditions for real estate-oriented companies, we do not believe CSU has lived up to its potential and has instead delivered subpar returns to its shareholders. Moreover, when compared against the Company’s own peer group, as used in its compensation analysis disclosed in its 2014 proxy statement, CSU ranks ninth out of twelve for one-year total shareholder return and tenth out of fifteen for three-year total shareholder return.

While we are delighted that the Company’s cash flow growth, EBITDAR margins and occupancy, amongst other key metrics, are healthy and trending in the right direction, as more time goes by, we do not believe that the public market is the best channel for value realization.  Therefore, we urge the Board to immediately retain a nationally recognized investment bank to explore strategic alternatives to maximize shareholder value.  Now is the time for action: the cap rate environment is favorable, there is strong institutional demand for yield assets, interest rates are hovering at lows, and there is widespread demand for stable cash-flowing real estate. We see no reason to delay, and we urge the Board to take advantage of the opportunities provided by these favorable conditions.

Over the last few years, sale transactions in the senior living and healthcare real estate industry have taken place at cash flow multiples notably in excess of where CSU trades. In addition, comparable transactions have cleared at cap rates that make CSU look comparatively attractive as a takeout candidate. Particularly given the significant synergies a deal with CSU would afford, we believe an acquisition would look especially attractive to a buyer on a post-synergy creation multiple basis. Based on our analysis of CSU, we believe that CSU could be worth between $32 and $35 per share to a third party acquirer, implying a premium of approximately 57% to the current stock price of $21.36 (assuming the midpoint of our valuation range).

We believe CSU is a highly suitable candidate for a private equity or strategic acquirer because of its (i) wide cap rates (as compared to where individual assets trade in the private market), (ii) ability to further improve margins, (iii) significant and growing cash flow generation, (iv) strong borrower relationships (great access to borrowers, as evidenced by the panel of lenders that spoke supportively at CSU’s recent investor day), and (v) size (CSU’s market capitalization is the perfect size for a wide range of acquirers). It is also worth reiterating the unusually favorable state of the credit markets, which we believe should allow an acquirer to borrow at very attractive rates.

We strongly disagree with delaying a sale process based on management and the Board’s belief that the market does not fully appreciate CSU’s favorable prospects:

•	If the Company has favorable projections that are credible, potential buyers will price CSU accordingly. The fact that a company has favorable prospects is hardly a reason not to explore a value-maximizing transaction. Just the opposite – often an ideal time to sell a company is when it has favorable prospects.

•	As discussed above, credit markets may never be as good. The ability of an acquirer to pay a premium for CSU is, in significant part, informed by its ability to finance the purchase. Do not let this substantial opportunity slip away.

•	Factoring in the time value of money and execution risk, in order to try to justify not pursuing strategic alternatives now, by our calculation, we believe the Board would have to be confident that the Company’s stock would exceed $47 per share within three years (at a 12% discount rate and assuming a $33.50 per share transaction). This means that the Board would have to be confident that Adjusted Cash From Facility Operations would have to start growing at a substantially faster rate.

            In conclusion, we believe the Board has a unique opportunity now to increase shareholder value by exploring strategic alternatives, including a sale of the Company. We have been CSU shareholders for a long time. We have talked to a number of investors who share our views. Despite your best efforts and improved operational performance, the public markets are not affording the Company credit for your pipeline, portfolio, and management business. It is now time for the Board to act with urgency to unlock CSU’s potential, and we ask that you immediately retain a nationally recognized investment bank to begin this process. We expect a response and action by January 15, 2016.

Sincerely,

Schuster B. Tanger
Managing Member
Lucus Advisors LLC